KPMG LLP
Suite 3800
1300 South West Fifth Avenue
Portland, OR 97201

Consent of Independent Registered Public Accounting Firm
The Board of Directors
FLIR Systems, Inc.:
We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report on the consolidated financial statements refers to a change in method of accounting for revenue and the income tax impact of intra-entity transfers in 2018 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers and Accounting Standards Update 2016-16, Income Taxes (Topic 740): Intra-entity Transfers of Assets Other Than Inventory, respectively.
Portland, Oregon
November 1, 2019